KH 4/8

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	



11021605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 3 0 201

SEC MAIL

SEC FILE NUMBER
8-50367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____AND ENDING _____12/31/10_____.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIS FINANCIAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3363 NE 163 Street, Suite 706

North Miami Beach, FL 33160

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Armen Karapetyan   (786) 923-0507

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

CHECK ONE:

    X   Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)

SEC 1410(06-02)

KH 2/18

OATH OR AFFIRMATION

I, <u>Armen Karapetyan</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>BASIS FINANCIAL, LLC</u>, as of <u>December 31, 2010</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

SHITAL P PARIKH
MY COMMISSION # EE024036
EXPIRES September 07, 2014
(407) 398-0153   FloridaNotaryService.com

_____
Signature

President

_____
Title

_____ 3/29/2011
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
Basis Financial LLC

In planning and performing my audit of the financial statements of Basis Financial LLC (The Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal Control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Basis Financial LLC
Page Two
February 23, 2011

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, the Commodity Futures Trading Commission Regulation 1.16 and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

North Woodmere, NY
February 23, 2011

BASIS FINANCIAL, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

BASIS FINANCIAL, LLC

DECEMBER 31, 2010

CONTENTS

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Basis Financial LLC
North Miami Beach, Florida

I have audited the accompanying statement of financial condition of Basis Financial LLC as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Financial LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA

North Woodmere, NY
February 23, 2011

BASIS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets:	
Cash and Cash Equivalents	$56,753
Receivables	151,053
Total Current Assets	207,806
Other Assets	28,371
TOTAL ASSETS	$ 236,177

LIABILITIES AND MEMBER'S CAPITAL

Aggregate Indebtedness	
Accounts Payable	$ 114,537
TOTAL LIABILITIES	114,537
MEMBER'S CAPITAL	
Member's Capital	121,640
	121,640
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 236,177

The Accompanying Notes Are an Integral Part
of These Financial Statements

2

BASIS FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:

Commissions	$	1,133,523
Private Placements		321,458
Other Income		24,577
Interest Income		12
		1,479,570

Expenses:

Clearing Expenses	46,872
Commissions	985,000
Administrative and General	322,116
	1,353,988

Net Income (Loss)	$	125,582

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	MEMBER'S CAPITAL
Balances, beginning	$ 55,058
Capital contributions	1,000
Capital distribution	(60,000)
Net Income (Loss)	125,582
Balances, ending	$ 121,640

The Accompanying Notes Are an Integral Part
of These Financial Statements

4

BASIS FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 125,582
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in receivable from clearing firms	(48,045)
(Increase) in other assets	(2,787)
(Decrease) in aggregate indebtedness	25,537
Total Adjustments	(25,295)
Net Cash Provided by (Used in) Operating Activities	100,287
Cash Flows from Financing Activities:	
Capital Distribution	(60,000)
Capital Contributions	1,000
Net Cash Provided by by Financing Activities	(59,000)
Net Increase in Cash and Cash Equivalents	41,287
Cash and Cash Equivalents, Beginning of Year	15,466
Cash and Cash Equivalents, End of Year	$ 56,753

The Accompanying Notes Are an Integral Part
of These Financial Statements

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in North Miami Beach, Florida.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2010, the Company's "Net Capital" was $86,065 and the "Required Net Capital", as defined, was $7,636. The ratio of "Aggregate Indebtedness" to "Net Capital" is 320%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - <u>OPERATING LEASES</u>

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2010 was $111,570. The Company entered into a 3 year lease October 15, 2008. In August of 2010 the lease was modified and extended for five years from July 1, 2010 until July 31, 2015. The base annual rent starts at $144,000 and increases to $168,000 in 2015.

NOTE 2 - <u>OPERATING LEASES (continued)</u>

The future minimum rent due under this lease is:

2011	$147,600
2012	154,980
2013	163,380
2014	168,000
2015	98,000
Total	$731,960

The company subleases some of its space for the same period of its lease.

NOTE 3 – <u>CONTINGENCIES</u>

In August 2010 Basis was informed by the Enforcement Department of FINRA that it was considering recommending the commencement of an enforcement action against Basis, Mr. Karapetyan and a former registered representative of Basis. The possible enforcement action as to Basis arises from allegations that it violated various provisions of the federal securities laws and FINRA (then NASD) rules. Basis conducted discussions with the Enforcement Department in order to resolve this matter, but these discussions did not yield a settlement. A "Wells Submission" to the Department on behalf of Basis and Mr. Karapetyan was made. If, as a result of that Submission, the Department changes its settlement position, a settlement may be reached. If not, the matter will be forwarded to FINRA's Office of Disciplinary Analysis, which is charged with reviewing each proposed settlement or complaint, including any Wells Submissions.

Basis has not received notice of the commencement of an enforcement action. Basis and Mr. Karapetyan intend to defend any such action vigorously if an acceptable settlement cannot be reached. It is not possible to estimate the likelihood of an unfavorable outcome nor the potential monetary or financial impact of such an outcome. Generally, FINRA has the right to impose fines and suspend or limit the registration of a registered broker-dealer, subject to a right of appeal to the Securities and Exchange Commission and, if such an appeal is unsuccessful, to the federal courts.

In the ordinary course of business the Company may have various lawsuits, claims and proceedings of a nature normal to its business.

SUPPLEMENTARY INFORMATION

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 121,640
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	121,640
Non-allowable assets	(35,071)
Net capital before haircuts on securities positions	86,569
Haircuts on securities	(504)
Net capital	$ 86,065
Aggregate Indebtness	
Accounts Payable	$ 114,537
Total Aggregate Indebtness	$ 114,537
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 7,636
Net capital requirement per agreement with NASD	$ 5,000
net capital requirement	$ 7,636
Excess net capital	$ 78,429
Excess net capital at 1,000 percent	$ 74,611
Ratio of aggregate indebtedness to net capital	133%

See the Accompanying Independent Auditor's Report

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial
statements and the computation included in the Company's corresponding unaudited
Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2010, or at
any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

Stockholders and Directors
Basis Financial LLC
North Miami Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Basis Financial LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Basis Financial LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Basis Financial LLC's management is responsible for the Basis Financial LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to and deductions from revenues noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

February 23, 2011